EXHIBIT 4.127

ISL/HD
150808

ERGO URANIUM SALE AGREEMENT
of the BRAKPAN PLANTS
to ERGO MINING

Memorandum of Agreement

Made and entered into between:-

ERGO URANIUM (PROPRIETARY) LIMITED

(Reg No 2007/017509/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "A"**);

of the first part;

and

ERGO MINING (PROPRIETARY) LIMITED

(Reg No 2007/004886/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "B"**);

of the other part.

1.   **Definitions**

1.1   In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1   "**ANCILLARY AGREEMENTS**"   shall mean the interlinking agreements more fully set forth in the schedule thereof annexed hereto and **marked "C"**;

1.1.2   "**ANGLOGOLD**"   shall mean AngloGold Ashanti Limited (Reg No 1944/017354/06);

1.1.3 "**ANGLOGOLD AGREEMENT**" shall mean the Memorandum of Agreement made and entered into by and between **ANGLOGOLD**, **ERGO MINING**, **DRD SA** and **MINTAILS SA** at Johannesburg on the 6 August 2007 and shall be deemed to include the various addenda thereto respectively dated the 17 August 2007, 30 August 2007, 21 November 2007, 28 February 2008 and 15 May 2008 relating to the sale and purchase respectively of the **BRAKPAN CIL 2 PLANT**, upon the terms and conditions therein set forth;

1.1.4 "**BRAKPAN CIL 1 PLANT**" shall collectively mean the gold circuit plant [initially acquired by **HVH** from **ANGLOGOLD** in terms of the **HVH AGREEMENT** and subsequently sold:-

- by **HVH** to **MOGALE**; thereafter

- by **MOGALE** to **ERGO URANIUM** and refurbished by the latter; thereafter

- by **ERGO URANIUM** to **ERGO MINING** in terms of the **ERGO URANIUM SALE AGREEMENT**]

and being those items marked in purple and blue (and identified by the yellow block printed pointers) in **Annexe "D"** hereto and constituting the following:-

- electrical power factor correction
- flotation building;
- fitting/electrical workshop;
- desanding building;
- admin building;
- R.W.B. Reservoir;
- tailings thickener No 2;
- tailings thickener No 4;
- elution building;
- tank farm;
- residue area;
- piping workshop;
- plating workshop;
- fitting workshop;
- tailings pump house;
- hot and cold sumps;

- rigging workshop;

- medical centre;

- clear water reservoir;

- change house;

- plant stores;

- Sallies return; and

- settling ponds

and in no way derogating therefrom including whatever **RIGHTS** and/or **SERVITUDES** are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line and/or pipeline rights and/or other infrastructural services, the weigh bridge and pipe yard to the exclusion, however, of the **BRAKPAN CIL 2 PLANT**;

1.1.5 "**BRAKPAN CIL 2 PLANT**"   shall collectively mean the gold circuit plant and the infrastructure therefor [initially acquired by **HVH** from **ANGLOGOLD** in terms of the **HVH AGREEMENT** and subsequently sold:-

- by **HVH** to **MOGALE**; thereafter

- by **MOGALE** to **ERGO URANIUM**; thereafter

- by **ERGO URANIUM** to **ERGO MINING** in its prevailing "*voetstoots*" state in terms of the **ERGO SALE AGREEMENT**]

and being those items which are uncoloured on the whole of the plan annexed hereto and **marked "D"** including whatever **RIGHTS** and/or **SERVITUDES** are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line and/or pipeline rights and/or other infrastructural services to the exclusion, however, of the **BRAKPAN CIL 1 PLANT** ;

1.1.6   "**BRAKPAN PLANTS**"   shall collectively mean the **BRAKPAN CIL 1 PLANT**, the **BRAKPAN CIL 2 PLANT** and such additional infrastructure therefor and which comprises the whole of the plan which constitutes **Annexe "D"** hereto and on the basis that should any dispute arise as to what comprises the aforesaid plants, then and in such event same shall be referred to Messrs Charles Symons and Basie Maree, who shall act as experts and whose decision in regard thereto shall be final and binding save where the two experts are unable to reach agreement, in which event the dispute shall then be referred to an independent third party expert, whose decision shall prevail;

1.1.7 "**CLOSING DATE**"   shall mean the date of the fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 infra and shall at latest be 7 (seven) business days thereafter;

1.1.8 "**COMPETITION ACT**"   shall mean the Competition Act, No 89 of 1998, as amended;

1.1.9 "**CONSIDERATION SHARES**"   shall mean 150 (one hundred and fifty) new ordinary par value shares of R1,00 (one rand) each in the capital of **ERGO**

MINING to be issued at a premium, allotted and delivered to **ERGO URANIUM** in consideration for the sale by **ERGO URANIUM** to **ERGO MINING** of the **BRAKPAN PLANTS**;

1.1.10 "**CONSOLIDATION PROCESS**" shall have the meaning ascribed thereto in the **MINING USER CONTRACT**;

1.1.11 "**CONVERSION DATE**" shall mean the date of the conversion of the **RIGHTS** from "*old order mining rights*" to "*new order mining rights*" by the **DME** in accordance with the provisions of the **MPRDA**;

1.1.12 "**CROWN**" shall mean Crown Gold Recoveries (Proprietary) Limited (Reg No 1988/005115/07);

1.1.13 "**DME**" shall mean the Department of Minerals and Energy of the Government of the Republic of South Africa;

1.1.14 "**DRD SA**" shall mean DRDGold South African Operations (Proprietary) Limited (Reg No 2005/033662/07), a company controlled by DRDGold Limited, a public company listed on the JSE Limited Securities Exchange;

1.1.15 "**EFFECTIVE DATE**" shall mean the close of business on the 31 July 2008 notwithstanding the **SIGNATURE DATE**;

1.1.16 "**ELSBURG DUMPS**" shall mean approximately 187 (one hundred and eighty seven) million tonnes of tailings or residue referred to as the "*Elsburg Dumps*", the ownership whereof, including the ground upon which same is situated, vests in **ERPM**;

1.1.17 "**ELSBURG JV**" shall mean the joint venture established between the following entities, whose proportionate interests in such joint venture were as at the **EFFECTIVE DATE**, are as at the **SIGNATURE DATE** and will be as at the **CLOSING DATE** as follows:-

1.1.17.1 **MOGALE** - 50% (fifty per centum) thereof; and

1.1.17.2 **ERPM** - 50% (fifty per

centum) thereof;

1.1.18	"**ELSBURG JV RESOURCE**"	shall have the meaning ascribed thereto in the **MINING USER CONTRACT**;
1.1.19	"**EMP**"	shall mean the Environmental Management Programme pertaining to the **ELSBURG DUMPS** and the **LAND** and as approved by the **DME**;
1.1.20	"**ENVIRONMENT**"	shall mean the environment, including without limitation, atmosphere, surface water, ground water, land surface, soil, subsurface strata and plant and animal life and furthermore, without limitation, the meaning ascribed to that term in the National Environmental Management Act, No 109 of 1998, as amended;
1.1.21	"**ENVIRONMENTAL LEGISLATION**"	shall mean all applicable South African laws including, without limitation, the National Environmental Management Act, No 109 of 1998, as amended, as referred to in clause 1.1.20 supra, common law, statutes, codes, directives and the like, and all rules, regulations,

orders or statutory guidance directives made thereunder, concerning the **ENVIRONMENT**;

1.1.22 "**ERGO MINING**" shall mean Ergo Mining (Proprietary) Limited (and shall be deemed to include its successors in title or permitted assigns), the authorised share capital whereof is R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and the issued share capital whereof:-

1.1.22.1 was as at the **EFFECTIVE DATE** and is as at the **SIGNATURE DATE**, R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each, the registered and/or beneficial owners whereof were and are as at such dates as follows:-

- **DRD SA** as nominee for **CROWN** - 150 (one hundred and fifty) shares; and

- MinTails Gold and Uranium Limited of Mauritius as nominee for **ERGO URANIUM** - 150 (one hundred and fifty) shares;

1.1.22.2   as at the **CLOSING DATE** will be R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of R1,00 (one rand) each, the registered and/or beneficial owners whereof will be as follows:-

- **CROWN** - 300 (three hundred) shares; and

- **ERGO URANIUM** -

300 (three hundred) shares;

1.1.23	**"ERGO MINING ASSETS"**	shall mean the **BRAKPAN PLANTS**, beneficial ownership whereof shall pass to **ERGO MINING** from the **EFFECTIVE DATE** (subject to the reserved rights of **ANGLOGOLD** in terms of the **ANGLOGOLD AGREEMENT**) and beneficial use whereof vested in **ERGO MINING** from the 23 November 2007;
1.1.24	**"ERGO URANIUM"**	shall mean Ergo Uranium (Proprietary) Limited (a company indirectly controlled by **MINTAILS AUS**) and shall be deemed to include its successors in title or permitted assigns;
1.1.25	**"ERGO URANIUM ACQUISITION AGREEMENT"**	shall mean the memorandum of agreement entered into by and between **MOGALE** as seller and **ERGO URANIUM** as purchaser and relating to the sale and purchase respectively of the **BRAKPAN PLANTS** upon the terms and conditions therein set forth;

1.1.26	"**ERGO URANIUM SALE AGREEMENT**"	shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification relating, *inter alia*, to the sale of the **BRAKPAN PLANTS** by **ERGO URANIUM** to **ERGO MINING** in exchange for the **CONSIDERATION SHARES**;
1.1.27	"**ERPM**"	shall mean East Rand Proprietary Mines Limited (Reg No 1893/000773/06), a wholly owned subsidiary of **DRD SA**;
1.1.28	"**ERPM ASSETS**"	shall mean what is generally known and described as the Elsburg Tailings Dumps and the infrastructure therefor, collectively comprising:-

1.1.28.1   the **ELSBURG DUMPS**;

1.1.28.2   the old order used mining **RIGHTS** attaching thereto;

and

1.1.28.3 the **RIGHTS** of **ERPM** to pump, subject to regulatory constraints, subterranean water,

to the exclusion of the '*Cason Tailings*', the latter being part of the remainder of **CROWN**'s existing *"Life of Mine"*;

1.1.29 "**ERPM JOINT VENTURE PARTICIPATION**" shall mean the joint venture interest of 50% (fifty per centum) in the **ELSBURG JV** to be allocated to **ERPM** and as more fully referred to hereafter, *inter alia*, in consideration for the conclusion by **ERPM** of the **MINING USER CONTRACT**;

1.1.30 "**HVH**" shall mean HVH Gold (Proprietary) Limited, an indirect subsidiary of **MINTAILS SA**;

1.1.31 "**HVH AGREEMENT**" shall mean the memorandum of agreement entered into by and between **ANGLGOLD**, **HVH** and Skeat Gold

Mining Limited at Johannesburg on the 20 November 2006 relating to the sale and purchase respectively of the **BRAKPAN PLANTS** and shall be deemed to include the first addendum thereto dated the 9 May 2007;

1.1.32 "**LAND**" shall mean the land upon which the **BRAKPAN PLANTS** are situated and as more fully described in the **ANGLOGOLD AGREEMENT** which shall, *mutatis mutandis*, apply hereto;

1.1.33 "**LEASE**" shall mean the agreement of lease to be entered into by and between **ERGO URANIUM** as lessor and **ERGO MINING** as lessee of the **BRAKPAN PLANTS** and upon the salient terms and conditions set forth in **Annexe "E"** hereto;

1.1.34 "**MINERALS**" shall have the meaning ascribed thereto in the **MINING USER CONTRACT**;

1.1.35 "**MINING USER CONTRACT**" shall mean the memorandum of agreement to be entered into by and between **CROWN**, **ERPM**, **ELSBURG JV**, **ERGO MINING** and **ERGO URANIUM** governing, *inter alia*, the

mining, recovery, treatment and processing of :-

1.1.35.1　gold from the ore extracted from the **ELSBURG DUMPS** by the **ELSBURG JV**; and

1.1.35.2　**MINERALS** extracted from the **POST CONSOLI-DATION EVENT RESOURCES** in the event of the activation of the **CONSOLIDATION PROCESS**,

as the case may be;

1.1.36　"**MINTAILS AUS**"　shall mean Mintails Limited of Australia, a public company, the shares whereof are listed on the Australian Stock Exchange;

1.1.37	"**MINTAILS SA**"	shall mean MinTails SA (Proprietary) Limited (Reg No 2004/007547/07, a company indirectly controlled by **MINTAILS AUS**;
1.1.38	"**MOGALE**"	shall mean Mogale Gold (Proprietary) Limited, a wholly owned subsidiary of **MINTAILS SA** and in the course of being restructured to facilitate the entry of a Black Economic Empowerment shareholder;
1.1.39	"**MOGALE JOINT VENTURE PARTICIPATION**"	shall mean the joint venture interest of 50% (fifty per centum) in the **ELSBURG JV** to be allocated to **MOGALE** and as more fully referred to hereafter, *inter alia*, in consideration for the undertaking to refurbish and/or the refurbishment by **ERGO URANIUM** at its expense, of the **BRAKPAN CIL 1 PLANT** and the conclusion by **MOGALE** of the **MINING USER CONTRACT**;
1.1.40	"**MPRDA**"	shall mean the Mineral and Petroleum Resources Development Act, No 28 of

2002, as amended;

1.1.41	**"NNR ACT"**	shall mean the National Nuclear Regulator Act, No 47 of 1999, as amended;
1.1.42	**"PARTIES"**	shall mean both parties to the **ERGO URANIUM SALE AGREEMENT**, namely this agreement;
1.1.43	**"POST CONSOLIDATION EVENT RESOURCES"**	shall have the meaning ascribed thereto in the **MINING USER CONTRACT**;
1.1.44	**"RIGHTS"**	shall mean all the mining and ancillary rights, if any, applicable to:-

- the **BRAKPAN PLANTS** and/or the **LAND** granted by the **DME** and/or its predecessor from time to time and beneficial ownership whereof presently vests in **ERGO URANIUM** pursuant to the **ERGO URANIUM ACQUISITION AGREEMENT**; or

- the **ERPM ASSETS** granted by the **DME** and/or its predecessor from time to time and beneficial ownership whereof vests in **ERPM**;

1.1.45	"**SIGNATURE DATE**"	shall mean the date of the signature of the **ERGO URANIUM SALE AGREEMENT** by the **PARTY** last signing same;
1.1.46	"**TERM SHEET**"	shall mean the Term Sheet entered into on or about the 23 November 2007 by and between **CROWN**, **DRD SA**; **ERPM**, **ERGO MINING**, **ERGO URANIUM**, **HVH**, **MINTAILS AUS**, **MINTAILS SA** and **MOGALE** and relating to a joint venture between **DRD SA** of the Republic of South Africa and **MINTAILS AUS** and/or their respective subsidiaries;
1.1.47	"**WARRANTIES**"	shall mean those warranties to be furnished by **ERGO URANIUM** in favour of **ERGO MINING** and as more fully set forth in a schedule thereof annexed hereto and **marked "F"**.

1.2   Words importing:-

1.2.1   the singular shall include the plural and *vice versa*;

1.2.2   any one gender shall include the others;

1.2.3   persons shall, where the context admits, include firms or corporations.

1.3   Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4   Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5   When any number of days is prescribed in the **ERGO URANIUM SALE AGREEMENT**, same shall mean business days and shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6   The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **ERGO URANIUM SALE AGREEMENT**.

1.8 The terms of the **ERGO URANIUM SALE AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **ERGO URANIUM SALE AGREEMENT** may apply or to the laws of which any **PARTY** cited hereunder may be or become subject.

1.10 Any reference to "*permitted assigns*" shall mean those consented to, in writing, by the **PARTIES**.

2. **Recordal**

It is recorded that:-

2.1 **DRD SA** and **MINTAILS AUS**, acting through their respective subsidiaries, have agreed, pursuant to the **TERM SHEET**, to establish a large uranium, gold and other minerals, mining, recovery, treatment and processing business;

2.2   to this end the **MINING USER CONTRACT** and the **ANCILLARY AGREEMENTS** are to be concluded between **DRD SA** and/or any one or more of its subsidiaries on the one hand and **MINTAILS AUS** and/or any one or more of its subsidiaries on the other hand;

2.3   as an integral part of the aforegoing:-

    2.3.1   **DRD SA** and **MINTAILS SA** have caused to be established a special purpose vehicle, namely **ERGO MINING** (with its shareholders as **CROWN** and **ERGO URANIUM**) on the one hand and a joint venture, namely the **ELSBURG JV** (with its joint venturers as **ERPM** and **MOGALE**) on the other hand;

    2.3.2   the **ERPM ASSETS** are owned by **ERPM** and it has agreed:-

        2.3.2.1   to grant the **ELSBURG JV** the right to use the **ERPM ASSETS**; and

        2.3.2.2   for the **ELSBURG JV** to lease the land upon which the **ELSBURG DUMPS** are situated,

        for the duration of the **MINING USER CONTRACT** and for the purposes therein set forth;

2.4   pursuant to the **TERM SHEET**:-

    2.4.1   **ERGO URANIUM** has agreed to:-

2.4.1.1   on-sell the **BRAKPAN PLANTS** (including the lease of the **LAND**) to **ERGO MINING**:-

       2.4.1.1.1.   with effect from the **EFFECTIVE DATE** in exchange for a 50% (fifty per centum) equity interest in **ERGO MINING**; and

       2.4.1.1.2.   in consideration for **ERGO MINING** facilitating the use of the **BRAKPAN CIL 1 PLANT** by and for the benefit of the **ELSBURG JV** with the consent of all the remaining **PARTIES**;

2.4.1.2   to procure that the **BRAKPAN PLANTS** are utilised by **ERGO MINING** for the purpose of mining the **POST CONSOLIDATION EVENT RESOURCES** (in the event of the activation of the **CONSOLIDATION PROCESS**); and

2.4.2   **ERPM** (a wholly owned subsidiary of **DRD SA**) as the owner of the **ERPM ASSETS** has agreed to allow the **ELSBURG JV** the usage and lease thereof in the mining of the **ELSBURG DUMPS** in exchange for the **ERPM JOINT VENTURE PARTICIPATION** and for its sister company, namely **CROWN**, to have allotted and issued to it the remaining 50% (fifty per centum) of the equity in **ERGO MINING**; and

2.5   the **PARTIES** are now desirous of implementing the **TERM SHEET** as afore-referred to and accordingly of entering into the **ERGO URANIUM SALE AGREEMENT** and thereby implementing the provisions of clause 2.4.1 supra and it being further recorded that the provisions of clause 2.4.2 supra shall be implemented in terms of one of the **ANCILLARY AGREEMENTS**.

3.   **Conditions Precedent**

3.1   The **ERGO URANIUM SALE AGREEMENT** shall be subject to the fulfilment or waiver, as the case may be, of the following conditions precedent within the time periods hereinafter stipulated:-

    3.1.1   the execution of the **ANCILLARY AGREEMENTS** by the respective parties thereto;

    3.1.2   the passing of an ordinary resolution of the board of directors of **ERGO MINING** increasing its issued share capital from R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each to R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of R1,00 (one rand) each, to be placed under the control of its board of directors pending the arrival of the **CLOSING DATE** when the increased share capital shall be allotted, issued and delivered as provided in clause 1.1.22.2 supra,

    on or before the 21 August 2008; and

3.1.3   the obtaining of all regulatory approvals, to the extent required, in relation to the subject matter of the **ERGO URANIUM SALE AGREEMENT** and in no way derogating from the generality thereof including, to the extent required and/or applicable, the relevant approvals:-

- from the **DME** in terms of the **MPRDA;**

- from The National Nuclear Regulator in terms of the **NNR ACT**;

- in terms of the **ENVIRONMENTAL LEGISLATION**; and

- from the Competition Authorities in terms of the **COMPETITION ACT,**

within a period of 120 (one hundred and twenty) days after the **SIGNATURE DATE**;

3.2   The aforegoing conditions are stipulations for the benefit of the **PARTIES** and accordingly shall only be capable of being waived in writing by the **PARTIES**.

3.3   Should any of the aforesaid conditions precedent not be fulfilled or waived within the time periods stipulated or within such extended period as the **PARTIES** may in writing agree upon, then and in such event the **ERGO URANIUM SALE AGREEMENT** shall, in the absence of written agreement to the contrary, *ipso facto* be and become null and void *ab initio* and the **PARTIES** shall be obliged to restore each other as near as possible to the status *quo ante* as at the **SIGNATURE DATE** and neither of the **PARTIES** shall have any claims against the other save in the event of a breach of the provisions of clause 3.4 infra.

3.4 The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their best endeavours to timeously procure the fulfilment of the conditions precedent which are applicable to them and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 14 (fourteen) days after a written request therefor.

4. **WARRANTIES**

4.1 The **ERGO URANIUM SALE AGREEMENT** shall be founded upon the veracity of the **WARRANTIES** which shall be deemed an integral part hereof by **ERGO URANIUM** in favour of **ERGO MINING**.

4.2 Save for the **WARRANTIES**, the **ERGO URANIUM SALE AGREEMENT** is concluded on the basis that **ERGO URANIUM** has given no other warranties or representations, whether express or implied.

5.   **Sale of BRAKPAN PLANTS**

Subject to the arrival of the **CLOSING DATE** and the implementation of the provisions of clause 8 infra:-

5.1   **ERGO URANIUM** does hereby with effect from the **EFFECTIVE DATE** sell to **ERGO MINING** which does hereby purchase from it "*voetstoots*" the **BRAKPAN PLANTS** (it being recorded that **ERGO MINING** has, with the consent of **ERGO URANIUM**, had the beneficial usage of the **BRAKPAN PLANTS** with effect from the 23 November 2007); and

5.2   the benefits of and the risks attaching to:

5.2.1   the usage of the **BRAKPAN PLANTS**, shall be deemed to have passed from **ERGO URANIUM** to **ERGO MINING** on the 23 November 2007; and

5.2.2   the acquisition of the **BRAKPAN PLANTS**, shall shall be deemed to have passed from **ERGO URANIUM** to **ERGO MINING** on the **EFFECTIVE DATE**.

6.   **Purchase Consideration for BRAKPAN PLANTS and Discharge thereof**

6.1   The purchase consideration payable by **ERGO MINING** to **ERGO URANIUM** for the **BRAKPAN PLANTS** shall be the sum of R40 000 000,00 (forty million rand).

6.2 The aforesaid purchase consideration shall be discharged by:-

    6.2.1 the allocation, issue and delivery by **ERGO MINING** to **ERGO URANIUM** of the **CONSIDERATION SHARES**, which shall be subscribed for by **ERGO URANIUM** at par plus a premium collectively equal to the amount referred to in clause 6.1 supra; and

    6.2.2 **ERGO MINING** having utilised and maintained the **BRAKPAN PLANTS** from the 23 November 2007 and having agreed to accept the benefits and the risks attaching to such usage from such date until the **EFFECTIVE DATE**, being the date of acquisition by **ERGO MINING** of the **BRAKPAN PLANTS**.

6.3 The aforesaid acquisition shall be exclusive of Value Added Tax for which **ERGO MINING** shall be liable and which shall be payable as against the receipt of the appropriate tax invoice therefor.

7. **MOGALE JOINT VENTURE PARTICIPATION**

In consideration for **MOGALE** refurbishing and/or agreeing to refurbish at its expense the **BRAKPAN CIL 1 PLANT** and being party to the **MINING USER CONTRACT**, **MOGALE** shall receive in exchange therefor the **MOGALE JOINT VENTURE PARTICIPATION**.

8. **CLOSING DATE**

On the **CLOSING DATE**, the **PARTIES** and/or their duly authorised representatives, shall meet at a pre-determined time and venue and at which the following shall, *inter alia*, take place:-

8.1 **ERGO MINING** shall deliver to **ERGO URANIUM** and its nominees, the relevant share certificates in respect of the **CONSIDERATION SHARES**;

8.2 **ERGO URANIUM**'s appointees shall be appointed to the board of directors of **ERGO MINING** so as to represent 50% (fifty per centum) of all appointees;

8.3 a resolution of the board of directors of **ERGO MINING** is passed:-

8.3.1 confirming the issue, allotment and delivery of the **CONSIDERATION SHARES** to **ERGO URANIUM**;

8.3.2 taking cognisance of the transfer of 150 (one hundred and fifty) ordinary shares in the capital of **ERGO MINING**, presently registered in the name of MinTails Gold and Uranium Limited of Mauritius as nominee for **ERGO URANIUM**, to **ERGO URANIUM**;

8.4 the **PARTIES** shall sign the **LEASE**.

9. **LAND**

9.1 The **PARTIES** acknowledge that whilst it is the intention of **ERGO URANIUM** to sell the **LAND** to **ERGO MINING**, it is not possible to do so as this juncture by reason of the pending conversion of the **RIGHTS** and that such sale and transfer shall only be competent after the **CONVERSION DATE** and pending the arrival thereof **ERGO URANIUM** shall enter into the **LEASE** upon the salient terms and conditions set forth in **Annexe "E"** hereto.

9.2 To this end the **PARTIES** irrevocably agree:-

9.2.1 and undertake that as soon as possible after the **CONVERSION DATE**, they shall procure the conclusion of a sale agreement in respect of the **LAND** and shall procure transfer thereof into the name of **ERGO MINING** or its nominee and they shall sign all relevant documents to facilitate such transfer; and

9.2.2 that the purchase consideration for the **LAND** shall be the sum of R2 000 000,00 (two million rand), payment whereof shall be discharged by the creation of a credit loan account in the name of **ERGO URANIUM** in the books of account of **ERGO MINING**, the said loan account to be liquidated in such manner and on such written terms and conditions as shall be determined by the **PARTIES**.

10. **Occupation and Transfer of BRAKPAN PLANTS**

10.1 It is recorded that with effect from the **EFFECTIVE DATE**:-

10.1.1 ownership rights, possession, risk and benefit of, in and to the **BRAKPAN PLANTS** and use of the **LAND** passed from **ERGO URANIUM** to **ERGO MINING** (in this context it is recorded that **ERGO MINING** was permitted by **ERGO URANIUM** to use and maintain the **BRAKPAN PLANTS** with effect from the 23 November 2007);

10.1.2 liability for compliance with all obligations and for payment of all monies in respect of the **BRAKPAN PLANTS** and the **LAND**, including but not limited to rates, taxes, levies, imposts and other monies due in relation to the **LAND** (it again being recorded that **ERGO MINING** shall have the use of the **LAND** pending, if applicable, the acquisition and transfer thereof into its name) and pursuant to the applicable legislation, passed to **ERGO MINING**; and

10.1.3 **ERGO MINING** agreed to discharge all costs of and assumed full responsibility and liability for the security and protection associated with the **BRAKPAN PLANTS** and the **LAND**.

10.2 **ERGO MINING** hereby indemnifies and holds **ERGO URANIUM** harmless retrospectively with effect from the 23 November 2007, in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by

ERGO URANIUM in connection with and/or arising out of the use and occupation of the **BRAKPAN PLANTS**, including the **LAND**.

11. **Environmental Management, Environmental Rehabilitation, Health and Safety and Related Costs**

11.1 Notwithstanding anything to the contrary, **ERGO MINING** shall retrospectively with effect from the 23 November 2007, be responsible for the environmental management, environmental rehabilitation, health and safety and related costs in relation to the **BRAKPAN PLANTS** notwithstanding that the obligation in respect thereof shall have arisen prior to the 23 November 2007.

11.2 The environmental management, environmental rehabilitation, health and safety and related costs in respect of the **BRAKPAN PLANTS** (pending the acquisition and transfer, if applicable, of the **LAND** as soon as possible after the **CONVERSION DATE**) shall include but not be limited to:-

11.2.1 all the relevant prospecting and mining rights and approved **EMP** in terms of the **MPRDA**, permits or certificates required in terms of the **NNR ACT** and/or any other permit, record of decision or licence required in terms of the **ENVIRONMENTAL LEGISLATION** in respect of the **BRAKPAN PLANTS**;

11.2.2 the application by **ERGO MINING** for the nuclear authorisation required by **ERGO MINING** in terms of the **NNR ACT** to such of the **BRAKPAN PLANTS** as may be subject thereto, within 90 (ninety) days of the **SIGNATURE DATE** or so soon thereafter as possible;

11.2.3   the issue in due course of a closure certificate in terms of section 43 of the **MPRDA** to **ERGO URANIUM** in respect of the applicable **BRAKPAN PLANTS**, the removal of the **BRAKPAN PLANTS** from **ERGO URANIUM**'s mining right, **EMP** and the certificate of registration issued to **ERGO URANIUM** in respect of the **BRAKPAN PLANTS** in terms of the **NNR ACT**;

11.2.4   restoration, anti-pollution measures, anti-flooding measures, making safe, radiation decontamination, rehabilitation, compliance with the terms of the **EMP**, **ENVIRONMENTAL LEGISLATION**, any permit, licence or record of decision and implementing any closure plans as approved by the **DME**;

11.2.5   in no way derogating from 11.2.4 supra, general compliance with the **ENVIRONMENTAL LEGISLATION**;

11.2.6   compliance with the safety and health requirements in terms of the Mine Health and Safety Act, No 29 of 1996, and the Occupational Health and Safety Act, No 85 of 1993; and

11.2.7   in no way derogating from 11.2.1 to 11.2.6, compliance with all lawful directives of the relevant regulatory authorities, in relation to the **BRAKPAN PLANTS** to the extent applicable (in respect of the use thereof).

11.3 **ERGO MINING** shall, to the extent necessary, apply for the relevant nuclear authorisation as per clause 11.2.2. **ERGO URANIUM** will apply to the National Nuclear Regulator for approval of a hazard assessment for the demolition and removal of radioactive equipment and material from the **BRAKPAN PLANTS**. **ERGO MINING** will not conduct any demolition activities at or remove any radioactive equipment or material from the **BRAKPAN PLANTS** until **ERGO URANIUM** has received the relevant approval of the hazard assessment or **ERGO MINING** has been granted the nuclear authorisation, in terms of the **NNR ACT**, for its activities at the **BRAKPAN PLANTS**;

11.4 in no way derogating from 11.2 or 11.3 supra, **ERGO MINING** shall comply with all of the relevant conditions and procedures of **ERGO URANIUM**'s certificate of registration issued in terms of the **NNR ACT** until such time as the National Nuclear Regulator has granted **ERGO MINING** a nuclear authorisation in respect of the **BRAKPAN PLANTS** on the **LAND** and the National Nuclear Regulator has removed the **BRAKPAN PLANTS** from **ERGO URANIUM**'s certificate of registration.

11.5 A radiation protection officer or other qualified person appointed by **ERGO MINING** and approved by **ERGO URANIUM** shall oversee any activity involving radioactive material at the **BRAKPAN PLANTS** and on the **LAND**, including but not limited to, the supervision of the demolition of structures contaminated by radiation. The cost of the radiation protection officer shall be borne by **ERGO MINING**.

11.6 **ERGO MINING** will furnish **ERGO URANIUM** with a copy of the approved **EMP**, mining right and permits or certificates issued in terms of the **NNR ACT** and any other permit, record of decision or licence required in terms of **ENVIRONMENTAL LEGISLATION** in respect of the **BRAKPAN PLANTS**, as soon as each of these have been granted to **ERGO MINING**;

11.7 **ERGO MINING** hereby indemnifies and holds **ERGO URANIUM** harmless in respect of all claims, damages, losses and/or expenses, which may be made against and/or suffered by **ERGO URANIUM** in connection with and/or arising out of any breach by **ERGO MINING** of its obligations in terms of this clause 11 and/or any breach by **ERGO MINING** of the **ENVIRONMENTAL LEGISLATION**, Occupational Health and Safety Act, No 85 of 1993 and the Mine Health and Safety Act, No 29 of 1996.

11.8 Retrospectively with effect from the **EFFECTIVE DATE** and until **ERGO MINING** has been granted the necessary permits and licences to conduct its operations and until the registration and transfer, where applicable, of any component of the **BRAKPAN PLANTS**, **ERGO MINING** shall comply with all of **ERGO URANIUM**'s relevant permits, licences, authorisations, Codes of Practice, Standards, Special Instructions and Environmental Management Programme.

12. **MOGALE**

MOGALE. as is evidenced by its signature at the foot of the **ERGO URANIUM SALE AGREEMENT**, does hereby accept all the obligations imposed upon it, as also the benefits flowing in its favour as recorded in the **ERGO URANIUM SALE AGREEMENT**.

13. **Non-Publication**

13.1 The **PARTIES** record that it is not their intention to advertise the sale of the **BRAKPAN PLANTS** in terms of Section 34 of the Insolvency Act, No 24 of 1936, as amended.

13.2 By reason of the aforegoing, **ERGO URANIUM** does hereby indemnify, hold harmless and absolve **ERGO MINING** in respect of all claims of whatsoever nature arising in relation to the non-publication of the sale in accordance with the aforesaid Act.

14. **Good Faith and Implementation**

14.1 The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **ERGO URANIUM SALE AGREEMENT**.

14.2 The **PARTIES** shall at all times during the continuance of the **ERGO URANIUM SALE AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **ERGO URANIUM SALE AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

14.2.1 they will at all times during the term of the **ERGO URANIUM SALE AGREEMENT** act reasonably, honestly and in good faith;

14.2.2 they will perform their obligations arising from the **ERGO URANIUM SALE AGREEMENT** diligently and with reasonable care; and

14.2.3 they will make full disclosure to each other of any matter that may affect the execution of the **ERGO URANIUM SALE AGREEMENT** or its implementation from time to time.

15. **Breach**

If either:-

15.1 **PARTY** fails to make any payment, owed by it, on the due date and remains in default for 90 (ninety) days after receiving written notice to remedy the default; or

15.2   **PARTY** commits any other material breach of the **ERGO URANIUM SALE AGREEMENT** and fails to remedy the breach within a reasonable time [which shall not be less than 90 (ninety) days] after receiving written notice to do so from the other **PARTY**; or

15.3   **PARTY** is unable or is deemed to be unable to pay its debts in accordance with the provisions of section 345 of the Companies Act, 1973, or otherwise defaults generally in the payment of its liabilities; or

15.4   a provisional or final order is made or an effective resolution passed for the winding-up of the other **PARTY** other than for *bona fide* restructuring purposes; or

15.5   a provisional or final order is made for the judicial management of either **PARTY**; or

15.6   of the assets of either **PARTY** having a value of not less than R250 000,00 (two hundred and fifty thousand rand) is attached under a writ of execution issued out of any court and the writ is not satisfied within 30 (thirty) days from its service or if satisfactory steps are not taken to procure the rescission of the judgment giving rise thereto; or

15.7   a scheme of arrangement or compromise is entered into or attempted by either **PARTY** pursuant to the provisions of Section 311 of the Companies Act, No 61 of 1973, as amended, save where such scheme relates to a *bona fide* restructuring to which all the **PARTIES** have furnished their prior written consent, which shall not be unreasonably withheld or delayed,

then and in such event and although such breach shall constitute a material breach, neither of the **PARTIES** shall be entitled to cancel the **ERGO URANIUM SALE AGREEMENT** in the event of the breach being capable of being addressed by way of monetary compensation and save only in the event of the non-payment of such compensation, it being the underlying intention of the **PARTIES** that the **ERGO URANIUM SALE AGREEMENT** which is being entered into in their mutual long term interests, will remain of full force and effect for the duration thereof.

16. **Dispute Resolution**

16.1   Any dispute arising out of or in connection with the **ERGO URANIUM SALE AGREEMENT** or the subject matter of the **ERGO URANIUM SALE AGREEMENT** including without limitation any dispute concerning:-

16.1.1   the existence of the **ERGO URANIUM SALE AGREEMENT** apart from this clause 16;

16.1.2   the interpretation and effect of the **ERGO URANIUM SALE AGREEMENT** and the **ANCILLARY AGREEMENTS**;

16.1.3   the **PARTIES**' respective rights and obligations under the **ERGO URANIUM SALE AGREEMENT**, the **ANCILLARY AGREEMENTS** and under the **TERM SHEET**;

16.1.4   the rectification of the **ERGO URANIUM SALE AGREEMENT**;

16.1.5   the breach, termination or cancellation of the **ERGO URANIUM SALE AGREEMENT** or any matter arising out of breach, termination or cancellation thereof;

16.1.6   damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the **ERGO URANIUM SALE AGREEMENT** (apart from this clause) is valid and in force,

shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-

- to the Chief Executive Officer of **ERPM** on the one hand and the Chief Executive Officer of the **ERGO URANIUM** on the other hand; thereafter

- to the Chief Executive Officer of **DRD SA** and the Chief Executive Officer of **MINTAILS SA**; thereafter

- to the Chief Executive Officer of DRDGold Limited and the Chief Executive Officer of MinTails Limited of Australia.

Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the Chairman of the Arbitration Foundation of Southern Africa ("AFSA"). Should the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 16.3 to 16.9 infra.

16.2 If either **PARTY** requires a dispute to be referred to arbitration after the mediation referred to in clause 16.1 supra has not been able to resolve a dispute, that **PARTY** shall notify the other **PARTY** in writing, identifying the dispute and setting out the relief required.

16.3 Within 30 (thirty) days of receipt of the notice referred to in clause 16.2 above, the **PARTIES** shall agree on the arbitrator. If agreement is not reached within 30 (thirty) days after either **PARTY**, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the **PARTIES** and not have represented either of the **PARTIES** at any prior stage.

16.4 The arbitration shall be held in Johannesburg and the **PARTIES** shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the **PARTIES** be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.

16.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.

16.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.

16.7 The **PARTIES** shall be entitled to legal representation at the arbitration.

16.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the **PARTIES** agree to the contrary. Either **PARTY** aggrieved at the arbitrators's decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the **PARTIES** to the dispute (allied entities shall be deemed to constitute one disputing **PARTY**) and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the **PARTIES** agree to the contrary.

16.9 The provisions of this clause shall not preclude either **PARTY** from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

17. **No Commission**

The **PARTIES** acknowledge that no agent was instrumental in the conclusion of the **ERGO URANIUM SALE AGREEMENT** and in the circumstances there is no commission payable to any third party in connection therewith.

18. **Costs**

The costs of drafting and drawing the **ERGO URANIUM SALE AGREEMENT** and all costs incidental thereto, shall be borne and paid by **ERGO MINING**.

19. ***Domicilia***

19.1 The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **ERGO URANIUM SALE AGREEMENT** at the addresses set opposite their respective names hereunder:-

19.1.1 **ERGO URANIUM** – 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002 - telefax number 012 346 4409;

19.1.2 **ERGO MINING** - 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002 - telefax number 012 346 4409,

with copies in both instances to Feinsteins Attorneys, 10th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number 011 712-0712.

19.2 Any notice to either of the **PARTIES** shall be addressed to it at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

19.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the next business day after despatch; and

19.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

19.3 Either **PARTY** shall be entitled, by notice to the other, to change its *domicilium* to another address in the Republic of South Africa, provided that the change shall only become effective 14 (fourteen) days after service of the notice in question.

19.4 Actual receipt of written notice shall constitute good and valid delivery of a notice notwithstanding that such notice is given other than in terms of 19.2.1 or 19.2.2 supra.

20. **Non-Variation**

20.1 No variation or amendment of the **ERGO URANIUM SALE AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

20.2 No consensual termination of the **ERGO URANIUM SALE AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

20.3 No waiver or abandonment of any **PARTY**'s rights arising from the **ERGO URANIUM SALE AGREEMENT**, accrued or otherwise, will be of any force or effect as against such **PARTY** unless such waiver or abandonment is reduced to writing and signed by the **PARTY** waiving and abandoning such rights.

20.4 No oral statements and no conduct by a **PARTY** relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a **PARTY** from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

21. **Signature in Counterparts**

The **ERGO URANIUM SALE AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **ERGO URANIUM SALE AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

22. **TERM SHEET**

22.1   It is recorded that the **ERGO URANIUM SALE AGREEMENT** constitutes one of many agreements to be executed pursuant to the **TERM SHEET**.

22.2   Upon the **SIGNATURE DATE**, the **TERM SHEET** shall, to the extent that it impacts upon the **ERGO URANIUM SALE AGREEMENT**, be deemed superseded thereby save that to the extent any dispute may arise in regard to the **ERGO URANIUM SALE AGREEMENT** then from an historical perspective, cognisance shall be taken of the **TERM SHEET** in order to determine the intentions of the **PARTIES** at the time of the conclusion thereof.

Thus done and signed by **ERGO URANIUM** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Uranium (Proprietary) Limited

1.   _____   /s/DAW van der Walt
                                         director -

Thus done and signed by **ERGO MINING** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Mining (Proprietary) Limited

1. _____   /s/LD Birrell
                                                             director who by his signature warrants that
                                                             he is duly authorised hereto-

Thus done and signed by **MOGALE** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses confirming and accepting the provisions of clause 12 supra.

As witnesses:-   For: Mogale Gold (Proprietary) Limited

1. _____   /s/DAW van der Walt
                                                             director who by his signature warrants that
                                                             he is duly authorised hereto-

Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Uranium (Proprietary) Limited, held at Johannesburg on the 15th day of August 2008

Resolved that :-

1.   The company enters into an agreement with Ergo Mining (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Mining (Proprietary) Limited, held at Johannesburg on the 15th day of August 2008

Resolved that :-

1. The company enters into an agreement with Ergo Uranium (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2. Lloyd Dunbar Birrell, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Schedule of ANCILLARY AGREEMENTS

(*vide* clause 1.1.1 supra)

1. Shareholders' Agreement in relation to Ergo Mining (Pty) Limited to be entered into by and between Crown Gold Recoveries (Pty) Limited, Ergo Uranium (Pty) Limited and Ergo Mining (Pty) Limited.

2. Mining User Contract to be entered into by and between Crown Gold Recoveries (Pty) Limited, East Rand Proprietary Mines Limited, Elsburg Gold Mining Joint Venture, Ergo Mining (Pty) Limited, Ergo Uranium (Pty) Limited and Mogale Gold (Pty) Limited relating to the use, *inter alia*, of what has been defined as the "*ERPM Assets*" and the "*Ergo Mining Assets*".

3. Elsburg Gold Mining Joint Venture Agreement to be entered into by and between East Rand Proprietary Mines Limited and Mogale Gold (Pty) Limited.

4. Facility Agreement to be entered into by and between DRDGold South African Operations (Pty) Limited and Elsburg Gold Mining Joint Venture.

5. Facility Agreement to be entered into by and between Mogale Gold (Pty) Limited and Elsburg Gold Mining Joint Venture.

Plant reflecting BRAKPAN PLANTS

(*vide* clauses 1.1.4, 1.1.5 and 1.1.6 supra)

Salient Terms and Conditions of LEASE

(*vide* clause 1.1.33 supra)

1.	Lessor	**ERGO URANIUM**
2.	Lessee	**ERGO MINING**
3.	Subject Matter of Lease	**LAND**
4.	Duration of Lease	From the **EFFECTIVE DATE** until the date of the conclusion of a sale agreement between the Lessor and the Lessee in terms whereof the former sells to the latter the **LAND** for the consideration set forth in clause 10.2 of the **ERGO URANIUM SALE AGREEMENT**.
5.	Rental	R1,00 (one rand) per annum.
6.	Lease Terms	As per common law.